

Mail Stop 3561

October 6, 2008

Via U.S. Mail and Facsimile (914) 784-8851

Gerald C. Rittenberg
Chief Executive Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmosford, NY 10523

Re: **Amscan Holdings, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Response Letter dated September 3, 2008
File No. 333-14107

Dear Mr. Rittenberg:

We have reviewed your response letter dated September 3, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 48

1. We have reviewed your response to our prior comment 1. We note: "Management recognizes that any controls and procedures, no matter how well designed and

> operated, can provide only *reasonable assurance* of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please clarify, if true, the conclusion of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the reasonable assurance level. Refer to Section II.F. of SEC Release 33-8238 available in our website at: http://www.sec.gov/rules/final/33-8238.htm

Management's Annual Report on Internal Control over Financial Reporting, page 48

2. We have reviewed your response to our prior comment 2. We note that the revised management's annual report on internal controls over financial reporting does not include all of the required disclosures pursuant to Item 308T(a)(2), (a)(3) and (a)(4) of Regulation S-K. Specifically, your proposed disclosure does not include: (i) a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting; (ii) a statement as to whether or not internal control over financial reporting is effective or not effective; and (iii) a complete statement as suggested in Item 308T(a)(4) of Regulation S-K. Please revise accordingly.

Note 7 – Loans and Notes Payable, page F-17

3. We have reviewed your response to our prior comment 5, and note your statement that the borrowing base was never lower than the maximum amount that you could borrow under the revolving credit facility. To the extent it is reasonably likely that the amount borrowed or maximum amount committed under the ABL credit facility will exceed the borrowing base, describe in your discussion of "Liquidity and Capital Resources" on page 35 the effect that a lower borrowing base would have on your cash flows and availability of funding under the revolving credit facility. In your response, tell us the amount of the borrowing base as of December 31, 2007.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Gerald C. Rittenberg
Amscan Holdings, Inc.
October 6, 2008
Page 3

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief